EXHIBIT 99.1

Press Release dated December 3, 2002

Call-Net Enterprises announces departure of
senior vice president and chief financial officer

Call-Net Enterprises announces departure of senior vice president and chief financial officer en Français

(Toronto, Ontario), December 3, 2002 — Bill Linton, president and chief executive officer of Call-Net Enterprises Inc., (TSX: FON, FON.B) announced today that the corporation has accepted the resignation of Randy Benson, senior vice president and chief financial officer, effective December 31, 2002.

Mr. Benson joined the company in 1999. His experience in operational and financial restructuring was invaluable to Call-Net and he played an integral role in the company’s successful $2.6 billion recapitalization completed in April of 2002.

“We are sorry to lose someone of Randy’s calibre, however we understand his desire to move forward and pursue different ventures,” said Linton. “He has made a significant contribution to Call-Net during his three year tenure and will be missed by the entire management team.”

“Randy made a valuable contribution to Call-Net Enterprises during a difficult phase in our company’s history,” said Larry Tapp, chairman of the board of directors, Call-Net. “We will miss him and wish Randy well in his future endeavours.”

“I am privileged to have had the opportunity to work with such a motivated and talented group of people on the board, on the management team and within the company,” said Benson. “We’ve overcome significant obstacles as an organization and I depart confident of the company’s ability to manage through the next phase of industry change.”

About Call-Net Enterprises Inc.
Call-Net Enterprises Inc. is a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services to over 4,500 businesses and 110,000 households primarily through its wholly-owned subsidiary Sprint Canada Inc. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network and has over 100 co-locations in ten Canadian metropolitan markets. For more information, visit the Company’s web sites at www.callnet.ca and www.sprint.ca.

Media contact: Karen O’Leary (416) 718-6445 koleary.sprint-canada.com	Investor Relations contact: John Laurie (416) 718-6245 john.laurie@sprint-canada.com